SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35634; File No. 812-15594

Trinity Capital Inc., et al.

June 11, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Trinity Capital Inc., Trinity Capital Adviser LLC, TrinCap Funding, LLC, EPT 16 LLC, and EPT SPV 16 Sub (US) LLC.

Filing Dates: The application was filed on June 28, 2024, and amended on April 29, 2025, and June 10, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on July 7, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.

Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Sarah Stanton, Esq. Trinity Capital Inc., 1 N. 1st Street, Suite 302, Phoenix, AZ 85004; Harry Pangas, Esq., harry.pangas@dechert.com, Dechert LLP, 1900 K Street, NW, Washington, D.C. 20006; Darius Ravangard, Esq., darius.ravangard@dechert.com, Dechert LLP, 1900 K Street, NW, Washington, D.C. 20006

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Toyin Momoh, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, dated June 10, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.